Paul, Weiss, Rifkind, Wharton & Garrison LLP

1285 Avenue of the Americas

New York, New York 10019-6064

August 16, 2016

Via EDGAR

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Virtu Financial, Inc.

Registration Statement on Form S-3

Ladies and Gentlemen:

On behalf of our client, Virtu Financial, Inc., a Delaware corporation (the “Company”), we are transmitting for filing with the Securities and Exchange Commission in electronic form a Registration Statement on Form S-3 (the “Registration Statement”) in connection with the proposed registration under the Securities Act of 1933, as amended, of the issuance by the Company of securities with a proposed maximum offering price of $500,000,000.

The Company has informed us that the filing fees in the amount of $50,350 was wired to the Securities and Exchange Commission’s account at U.S. Bank.

Any questions or notifications with respect to this letter should be directed to the undersigned at (212) 373-3025 or Kevin E. Manz at (212) 373-3101.

Very truly yours,

/s/ John C. Kennedy

John C. Kennedy

cc:           Douglas A. Cifu

Virtu Financial, Inc.